Primary Business Name: INSTINET, LLC

BD Number: 7897

BD - AMENDMENT

11/13/2019

**BD - INDIRECT OWNERS**

| Ownership Codes: | | |
|---|---|---|
| | C - 25% but less than 50% | E - 75% or more |
| | D - 50% but less than 75% | F - Other General Partners |

| Full Legal Name | DE/FE/I | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|---|
| INSTINET INCORPORATED | DE | INSTINET HOLDINGS INCORPORATED | DIRECT OWNER | 06/2006 | E | Y | N | 20-3880413 |
| NHI ACQUISITION HOLDING INC. | DE | INSTINET INCORPORATED | DIRECT OWNER | 02/2007 | E | Y | | 20-8039713 |
| NOMURA HOLDINGS, INC. | FE | NHI ACQUISITION HOLDING INC. | DIRECT OWNER | 02/2007 | E | Y | N | FOREIGN |